Mail Stop 3628
                                                               November 19,
2018


    Yasser Rezvi
    President and Treasurer
    Barclays Dryrock Funding LLC
    100 S. West Street, Office 120
    Wilmington, Delaware 19801

            Re:    Barclays Dryrock Issuance Trust
                   Barclays Bank Delaware
                   Barclays Dryrock Funding LLC
                   Registration Statement on Form SF-3
                   Filed November 15, 2018
                   File Nos. 333-228394, 333-228394-01 and 333-228394-02

    Dear Mr. Rezvi:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

                                                               Sincerely,

                                                               /s/ Katherine
Hsu

                                                               Katherine Hsu
                                                               Office Chief
                                                               Office of
Structured Finance


    cc:     Julie A. Gillespie, Esq.
            Mayer Brown LLP